EXHIBIT 20.1
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STOCK PURCHASE AGREEMENT BETWEEN JAMES J. ROBERTS, JR. AND RUBIN INVESTMENT
GROUP, INC., DATED JULY 17, 2003.

                            STOCK PURCHASE AGREEMENT

     THIS STOCK PURCHASE AGREEMENT, dated as of the 17th day of July, 2003, by and between Rubin Investment Group, Inc. ("RIG") ("Buyer"), with a principal place of business at 105 Lexington Avenue, 50th Floor, New York, New York, and James Roberts, Jr. ("Seller"), with a principal place of business at 1613 Colonial Parkway, Inverness, Illinois 60067.

                              W I T N E S S E T H:
                              --------------------

     WHEREAS, Seller is the holder of five hundred thousand (500,000) shares of the issued and outstanding Common Stock of Wells-Gardner Electronics Corporation (Stock Symbol: WGA);

     WHEREAS, Seller has good and marketable title to the Shares and the Shares are freely transferable for sale by Seller to Buyer;

     WHEREAS, Seller desires to sell and Buyer desires to purchase the shares upon the terms hereinafter provided.

     NOW, THEREFORE, the parties hereto agree as follows:

     1. Sale of Shares. Seller agrees to sell an Buyer agrees to purchase the Shares as hereinafter provided.

     2. Purchase Price. The purchase price for five hundred thousand (500,000) Shares will be Two Dollars and Thirty Cents ($2.30) per Share for a total aggregate purchase price of One Million One Hundred Fifty Thousand Dollars ($1,150,000). The sale of shares by RIG will be placed on a best efforts basis.

     3. Closing. As promptly as practical after the execution of this Agreement, but in no event more than two (2) business days thereafter, Seller shall deliver the Shares to the Buyer. The Seller shall deliver a notice to its broker in the form of Exhibit A annexed hereto. The delivery of the Shares shall be irrevocable The delivery shall be made in the form of DTC securities credited to an account of the Buyer. The Shares shall be recorded in the name of the Buyer and shall be freely transferable by the Buyer. The account to which the Shares should be sent is as follows:

                         Fiserv
                         DTC No. 9632
                         Account No. 1114-34961
                         Rubin Investment Group, Inc.
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In the event the Seller does not complete delivery of the Shares within two (2)
business days after the execution of this Agreement, this Agreement shall be voidable and the Buyer, at his option, may terminate this Agreement immediately.

     4. Seller's Representations. Seller warrants and represents (i) that he has full power and authority to enter into this Agreement and to perform his obligations hereunder, (ii) that he has good and marketable title to the Shares,
(iii) that the Shares are not subject to any restrictions on transfer under any federal or state law or under any agreement or contract to which Seller is a party, and (iv) that the information set forth in Exhibit B concerning the acquisition of the Shares by Seller is accurate and complete.

     5. Buyer's Representations. Buyer warrants and represents that it has full power and authority to enter into this Agreement and to perform its obligations hereunder.

     6. No Commissions. Buyer and Seller warrant and represent to each other that no broker or finder is entitled to any commission or payment as a result of the execution or performance of this Agreement.

     7. Buyer's Rights to Return Shares in Lieu of Agreement . Buyer has the right to return any or all of the Five Hundred Thousand (500,000) Shares that remain unsold as payment of any monies due and owing under this Agreement at the rate of Two Dollars Thirty Cents ($2.30) per share returned. Buyer will have a time period of thirty (30) trading days from the date the Shares are received to sell Shares. After that time Buyer shall return all remaining shares to Seller. Upon settlement of trade(s), Buyer shall wire good funds to the following account on a weekly basis:

        Bank Name:              Royal American Bank
        Bank Address:           1604 W. Colonial Parkway
                                Inverness, IL  60067

        Routing No.:            071925237
        Account Name:           James J. Roberts, Jr.
        Account No.:            200-409-1


     8. Indemnity by Seller. Seller shall indemnify and hold harmless Buyer from and against any and all claims, liabilities, losses and damages (including reasonable attorneys' fees incurred by Buyer as a result of any breach of warranty or representation or breach of any covenant set forth in this Agreement.

     9. Indemnity by Buyer. Buyer shall indemnify and hold harmless Seller from and against any and all claims, liabilities, losses and damages (including reasonable attorneys' fees) incurred by or as a result of any breach of warranty or representation or breach of any covenant set forth in this Agreement.

     10. Notice. Any notice in connection with this Agreement shall be sent to each party to the address set forth above or to the following facsimile or e-mail numbers:

        Buyer:                  Facsimile:  386-228-0276
        E-Mail:                 rubin@rubininvestmentsgroup.com
        Seller:                 Facsimile:  847-358-1010
        E-Mail:                 jim@jamesindustriesinc.com


Any notice or communication under this Agreement will be deemed delivered to the party receiving such communication (i) on the delivery date if delivered personally to the party, (ii) two (2) business days after deposit with a commercial overnight carrier, with written verification of receipt; (iii) five
(5) business days after the mailing date, whether or not received, if sent by the mail, return receipt requested, (iv) on the delivery date if transmitted by confirmed facsimile or (v) on the delivery date if transmitted by confirmed e-mail.

     11. Miscellaneous. This Agreement shall be governed by and construed in accordance with the laws of the State of New York. The parties hereby submit to the jurisdiction of the federal and state courts located in New York, New York, for the resolution of any dispute or controversy arising hereunder. The prevailing party shall be entitled to receive its legal fees and disbursements in any action commenced under this Agreement. This Agreement may not be modified or amended, nor may any of its provisions be waived, except by an agreement in writing signed by all of the parties hereto. This Agreement sets forth the entire understanding of the parties hereto with respect to the subject matter hereof.

     IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the day and date first above written.


                                            RUBIN INVESTMENT GROUP, INC.


                                            By: /s/ Glen Santha
                                                ------------------------------
                                                Glen Santha
                                                Director of Investment Banking


                                                /s/ James Roberts, Jr.
                                                ------------------------------
                                                James Roberts, Jr.